UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 0-53287

                           CUSIP Number: 74623 L 10 5

(Check One):

|_| Form 10-K   |_| Form 20-F   |_| Form 11-K
|X| Form 10-Q   |_| Form 10-D   |_| Form N-SAR
|_| Form N-CSR

      For Period Ended: Quarter Ended June 30, 2009

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:

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          Read Instruction Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information
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  Full Name of Registrant:                    Pure Earth, Inc.

  Former Name if Applicable:                  N/A

  Address of Principal Executive Office:      One Neshaminy Interplex, Suite 201
                                              Trevose, Pennsylvania  19053

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III--Narrative
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pure Earth, Inc. (the "Company") has determined that it is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the "Form 10-Q") within the prescribed period. It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-Q and its interim financial statements for the period ended June 30, 2009. As a result, the Company's independent public accountants will not be able to complete their review of such interim financial statements and Form 10-Q on a timely basis. This inability to timely file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.


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Part IV--Other Information
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(1)   Name and telephone number of person to contact in regard to this notification

                Brent Kopenhaver        (215)             639-8755
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                     (Name)          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-Q, subject to finalization and completion of a review by the Company's independent registered public accounting firm, estimated net losses of approximately $0.9 million and $1.7 million for the three and six months ended June 30, 2009, as compared to net losses of approximately $0.2 million and $0.6 million for the three and six months ended June 30, 2008.

The increase in net loss for the three months and six months ended June 30, 2009 as compared to the three and six months ended June 30, 2008 resulted in significant part from a decrease in revenues from the Company's Transportation and Disposal segment and the Treatment and Recycling segment due to the economic downturn. Revenues from the Transportation and Disposal segment are highly dependent upon the market for construction and rehabilitation projects in the New York metropolitan area, which has experienced a significant downturn during the fourth quarter of 2008 and into 2009 due to uncertain market and economic conditions.


                                PURE EARTH, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   August 14, 2009            By:    /s/ Brent Kopenhaver
                                          ----------------------------------
                                   Name:  Brent Kopenhaver
                                   Title: Chairman, Executive Vice President,
                                          Chief Financial Officer and Treasurer